     Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following overview was presented to employees of The Gillette Company:

Overview of
Procter & Gamble
2004/05

Overview of Procter & Gamble

o  P&G History
o  Facts & Figures
o  Purpose, Values & Principles
o  Company Structure
o  R&D Innovation
o  Careers
o  Q&A

P&G History
An Unlikely Meeting: William Procter and James Gamble
o  Embarked on separate
   journeys to the U.S. from England/Ireland
o  Married sisters, whose father convinced them to become business partners
o  Founded P&G in 1837

William Procter                         James Gamble
Candle Maker                            Soap Maker

P&G History
Historical Highlights: 1837 to mid 20th century

1837 Company founded
1850 New manufacturing facility opens in Cincinnati, OH
1859 $1 Million net sales
1879 Ivory Soap introduced
1882 First brand advertisement (Ivory Soap)
1890 Incorporated
1915 Canada:  first international subsidiary
1923 First radio ad (Ivory Soap)
1930 England:  first overseas subsidiary
1939 First television ad (Crisco)
1946 Tide introduced
1955 Crest introduced

P&G History
1956 $1 Billion net sales
1961 Pampers introduced
1963 Folgers Acquisition
1974 Toll-free consumer hotline
1980 $10 Billion net sales
1985 Richardson Vicks acquisition
1989 CoverGirl acquisition
1989 $20 Billion net sales
1999 Iams acquisition
2001 Clairol acquisition
2002 $40 Billion net sales
2003 Wella acquisition
2004 $50 Billion net sales

Overview of Procter & Gamble

o  P&G History
o  Facts & Figures
o  Purpose, Values & Principles
o  Company Structure
o  R&D Innovation
o  Careers
o  Q&A

Facts & Figures
The Companies at a Glance

	P&G-2003/04	Gillette 2004
Sales	$51.4 billion	$10.3 billion est.
Earnings	$6.5 billion	$2.3 billion est.
Dividends per Common Share	$0.93	$0.65 (in 2003)
R&D Expenditures	$1.8 billion	• $202 million (in 2003) • Not available yet for 2004
Leading Brands	Tide, Always, Iams Pantene, Charmin, Bounty, Actonel, Crest, Ariel, Downy, Pampers, Pringles, Folgers, Wella, Olay, Head & Shoulders	Mach3, Gillette, Oral B, Duracell, Braun
Brands w/Sales > $1 billion	16	5
Number of Employees	110,000	30,000
Manufacturing	106 in 41 countries	31 plants in 14 countries: Brazil, Mexico, Belgium, Czech Republic, France, Germany, Ireland, Poland, Russia, Spain, United Kingdom, United States, China, India
R&D Centers	21 Technical Centers in 11 countries on four continents.	3 – Germany, United Kingdom, United States
Chief Executive	A.G. Lafley, Chairman, President and Chief Executive	James M. Kilts, Chairman, President and CEO

Facts & Figures
P&G/Gillette - The Combined Companies*

o  Combined sales of $62 billion
o  21 global brands with sales of over $1 billion
o  Combined workforce of 140,000
o  New opportunities for Gillette in developing countries, like China and Russia
o  New opportunities for P&G where Gillette is strong, like  Brazil and India
* Subject to shareholders and government approval.

Facts & Figures
Signs of P&G Success

o  Markets nearly 300 brands that touch and improve the lives of our world's consumers in more than 160 countries
o  Global leader in 7 of the 12 different product categories in which we compete.
   Closest competitor leads in only two of 16 billion dollar global brands.
o  Spends more than $5 million a day on R&D
o  Sales total more than $51.4 billion worldwide

Facts & Figures
2004 Net Sales by Business Segment

Facts & Figures
Recent Third Party Recognition

o  Only company on all 7 Fortune lists for 2003 and 2004.
o  #6 on Fortune's Global Most Admired Companies and #10 for America's Most Admired Companies 2005
o  #8 on Business Ethics' 100 Best Corporate Citizens list 2005
o  #66 on Fortune's 100 Best Companies to Work For 2005
o  Among the 2005 Top 30 Companies for Executive by the National Association for Female Executives (NAFE)
o  #27 on DiversityInc's Top 50 Companies for Diversity 2005
o  Ranked on Working Mother's Best Companies for Working Mothers, 17 out of 19 years
o  Ranked among the Best Employers/Places to Work in Canada, Germany, Portugal,Italy, Latin America and Chile

A.G. Lafley
Chairman of the Board,
President and
Chief Executive

Facts & Figures
Key Corporate P&G Executives - Vice Chairmen

Susan E. Arnold                         Bruce L. Byrnes
Vice Chairman-Global Beauty Care        Vice Chairman-Global Household Care

R. Kerry Clark                          Robert A. McDonald
Vice Chairman-Global Health,            Vice Chairman-Global Operations
Baby & Family Care

Facts & Figures
Key Corporate P&G Executives - Functional Leaders

Richard L. Antoine        G. Gilbert Cloyd           Clayton C. Daley, Jr.      R. Keith Harrison, Jr.
Global Human Resources    Chief Technology Officer   Chief Financial Officer    Global Product Supply
Officer                                                                         Officer

              James J. Johnson               Charlotte R. Otto         James R. Stengel
              Chief Legal Officer and        Global External           Global Marketing Officer
              Secretary of the Company       Relations Officer

Overview of Procter & Gamble

o  P&G History
o  Facts & Figures
o  Purpose, Values & Principles
o  Company Structure
o  R&D Innovation
o  Careers
o  Q&A

Purpose, Values & Principles

For 167 years, P&G's Purpose, Values and Principles (PVP) have been guiding the way we do business. Since the beginning, we've conducted our business focused on personal and professional ethics and principle-based management.

The core of our PVP is personal integrity, respect for the individual and doing what is right long term.

Purpose, Values and Principles
Our Purpose

We will provide branded products and services of superior quality and value that improve the lives of the world's consumers.

As a result, consumers will reward us with leadership sales, profit, and value creation, allowing our people, our shareholders, and the communities in which we live and work to prosper.

Purpose, Values and Principles
Our Values

P&G is its people and the values by which we live:

o  Leadership
o  Ownership
o  Integrity
o  Passion for Winning
o  Trust

Purpose, Values and Principles
Our Principles

o  We show respect for all individuals
o  The interest of the company and the individual are inseparable
o  Innovation is the cornerstone of our success
o  We are externally focused
o  We value personal mastery
o  We seek to be the best
o  Mutual interdependency is a way of life
o  We are strategically focused in our work

Overview of Procter & Gamble

o  P&G History
o  Facts & Figures
o  Purpose, Values & Principles
o  Company Structure
o  R&D Innovation
o  Careers
o  Q&A

Company Structure
Four Pillars

GBU global business units
Build major global brands with robust business strategies

MDO market development organization
Build local understanding as a foundation for marketing campaigns.

GBS global business services
Provide business technology and services that drive business success.

CF corporate functions
Work to  maintain our place as a leader of our industries.

Company Structure
Global Business Units

Philosophy:  Think Globally

General Role: Create strong brand equities, robust strategies and ongoing innovation in products and marketing to build major global brands.

Business Units:
Global Beauty -
Cosmetics, Deodorant, Feminine Care, Fine Fragrances, Hair Care, Hair
Colorants, Personal Cleansing, Professional Hair Care, Skin Care

Company Structure
Global Business Units

Philosophy:  Think Globally

General Role: Create strong brand equities, robust strategies and ongoing innovation in products and marketing to build major global brands.

Business Units:
Global Household Care -
Coffee, Commercial Products Group, Fabric Care, Home Care, Snacks

Company Structure
Global Business Units

Philosophy:  Think Globally

General Role: Create strong brand equities, robust strategies and ongoing innovation in products and marketing to build major global brands.

Business Units:
Global Family Health -
Baby Care, Family Care, Oral Care, Personal Health Care, Pet Health and
Nutrition, Pharmaceuticals

Company Structure
Market Development Organizations (MDOs)

Philosophy: Act Locally

General Role: Interface with customers to ensure marketing plans fully capitalize on local understanding, to seek synergy across programs to leverage
Corporate scale, and to develop strong programs that change the game in our favor at point of purchase.

North America
Latin America
Western Europe
Central and Eastern Europe, Middle East and Africa
Greater China
North East Asia
Australasia, ASEAN, India

Company Structure
Global Business Services

Philosophy: Enabling P&G to win with Customers and Consumers

General Role: Provide services and solutions that enable the company to operate efficiently around the world, collaborate effectively with business partners, and help employees become more productive.

GBS Centers:
o GBS Americas located in Costa Rica
o GBS Asia located in Manila
o GBS Europe, Middle East & Africa located in Newcastle

Company Structure
Corporate Functions (CF)

Philosophy: Be the Smartest/Best

General Role: Ensure that the functional capability integrated into the rest of the company remains on the cutting edge of the industry. We want to be the thought leader within each CF.

Corporate Functions:
o Customer Business Development
o External Relations
o Finance & Accounting
o Human Resources
o Information Technology
o Legal
o Marketing
o Consumer & Market Knowledge
o Product Supply
o Research & Development
o Workplace Services

Company Structure

Example: Pantene roll-out in US and Latin America

Who	Global Business Units (GBUs)	Market Development Organizations (MDOs)	Global Business Services (GBS)	Corporate Functions (CF)
What	Define the equity/what a brand stands for (e.g. Pantene gives you healthy, shiny hair) A Pantene team within the Beauty Care GBU builds on the equity.	Ensure Pantene excels in their region. Same brand equity, but different executions by region.	Provides support – GBS Center in Costa Rica serves both the U.S. and Latin America.	Support areas are determined by business teams. CF interacts as a consulting group, ready to provide service if called upon.
How	• Product initiatives/ upgrades • Marketing campaign communicating the same fundamental benefit worldwide • Manufacturing product against global formula & package specs	Executions might vary: • U.S. might want large size packaging for Club Stores • Latin America might want the smallest possible package	Services include: • Accounting • Employee benefits and payroll • Order management and product logistics • Systems operations	Services focus on: • Ensuring each function is capitalizing on the latest thinking or methodologies for each discipline

Overview of Procter & Gamble

o P&G History
o Facts & Figures
o Purpose, Values & Principles
o Company Structure
o R&D Innovation
o Careers
o Q&A

R&D Innovation
P&G is an Innovation Leader

o $1.8 billion in R&D annually
o In the top 20 for R&D expenditure
o 28,000 patents worldwide
o One of the largest trademark holders in the world
o Extensive know-how across multiple categories
o 7,500 R&D resources, 1,200 PhDs
o Recent product innovations include: Mr. Clean Auto Dry, Pampers Feel 'n Learn,
  Iams Savory Sauce, Pantene Color Expressions, Pampers Kandoo

R&D Innovation
Defining Innovation

        Innovation is the blend of "what's needed" and "what's possible"

R&D Innovation
What's Needed

Starts with deep consumer
understanding
o Consumer-centric research methods
  both qualitative and quantitative
o Define target consumers
o Understand them demographically
  and psycho-graphically to get
  to their true unarticulated needs
  and desires

R&D Innovation
What's Possible

Product Innovation
o Satisfies the unmet need
o Recasts the category

Cost Innovation
o Not just cost savings
o Provide a better brand experience at a lower delivered cost structure than what your competitor can do

R&D Innovation
Connect + Develop

What is "Connect + Develop?"
Making the best use of both internal and external ideas
o Connect across business units to facilitate innovation
o Optimize value of P&G's IP through sale, license, alternate means of commercialization
o Access external capabilities, products, technologies and business opportunities
o Recent Connect + Develop products include Mr. Clean Magic Eraser,
  Olay Regenerist, Swiffer Duster, Glad Press 'n Seal, Crest Spin Brush

Overview of Procter & Gamble

o P&G History
o Facts & Figures
o Purpose, Values & Principles
o Company Structure
o R&D Innovation
o Careers
o Q&A

Careers
Employee Development

"If you leave us our money, our buildings, and our brands, but take away our people, the company will fail. But if you take away our money, our buildings, and our brands but leave us all our people we can rebuild the whole thing in a decade."

Richard R. Deupree
P&G's Chief Executive from 1930-1948

Careers
Career Functions

o Administrative-General                     o  Marketing
o Consumer & Market Knowledge                o  Purchases
o Customer Business Development              o  Research & Development
o Customer Services/ Integrated Logistics    o  Workplace Services/ Corporate
o Engineering                                o  Facilities
o External Relations                         o  Plant Technician
o Finance & Accounting
o Management
o Human Resources
o Information Technology
o Intellectual Property/Legal

Careers

"Build From Within" Philosophy

o As a result of this build from within philosophy, great emphasis is placed on training.
o P&G is considered a development company because managers train their replacements every day, through on-the-job, formal classroom and web-based training

Careers
"Build From Within" Philosophy

o Each career is in the hands of the employee, with challenging responsibilities from the beginning.
o There is an equal opportunity to succeed.
o The "individual" approach helps to make the best use of skills, personality and diverse backgrounds for future success.

Careers
P&G Success Drivers

P&G Believes
Having P&G people at their best is so important to us we embarked on extensive research to understand what P&G people do when they're at their best.

We looked at the characteristics that have historically driven P&G growth. We looked outside the company, at what other best-in-class companies do to stay in the lead.

We distilled all that we learned into three basic ideas that describe the competitive advantage of P&G people.

Careers
P&G Success Drivers

The Power of P&G Minds
This is our ability, grounded in genuine respect for P&G competitors, to out-think, out-invent and out-play the best competitors over time for the benefit of consumers.

Careers
P&G Success Drivers

The Power of P&G People
This is the competitive advantage that our people and people systems create when they work together. It's the power of one and value of all.

Careers
P&G Success Drivers

The Power of P&G Agility
This is our ability to be fast, flexible, responsive and versatile in a complex and rapidly changing business environment.

Overview of Procter & Gamble

o P&G History
o Facts & Figures
o Purpose, Values & Principles
o Company Structure
o R&D Innovation
o Careers
o Q&A

Questions?

Resources

Please visit the P&G website to learn more about:

P&G's Purpose, Values & Principles
http://www.pg.com/jobs/company_culture/purpose.jhtml

Success Drivers
http://www.pg.com/jobs/recruitblue/succeeding.jhtml

Research & Development
http://www.pg.com/science/index.jhtml

Touching lives, improving life. P&G

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On May 27, 2005, Gillette filed with the SEC a definitive proxy statement on Schedule 14A, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.